Contact

www.linkedin.com/in/troy-lemaile-
stovall-b82ba (LinkedIn)

Top Skills

Venture Capital

Non-profits

ICT

Honors-Awards

Outstanding HBCU CFO

Best Facilities Department among
the 8 public universities in MS

Awarded several Outstanding
Design and Construction Awards for
new facilities

Awarded 2 Key Awards for
Outstanding Service and Leadership

DC Chamber Chamber Choice
Chairman's Award

Publications

Changing the Language of Higher
Education

Enhancing the Competiveness of
the Central Mississippi Region: The
Communications and Information
Technology Cluster

University Budget Restrictions: How
Will US Universities Survive?

New Normal for College and
University Endowments

Committing to DEI: 7 stages to
delivering higher performance

Troy LeMaile-Stovall

CEO and COO | NACD Certified Board Member | Servant Leader |
Social and Venture Capital Investor | Entrepreneur
Bowie, Maryland, United States

Summary

Award winning, servant leader with experience in the fields of
higher education, telecommunications, information/communication
technology, management consulting, investment management, and
non-profit leadership/management.

Have worked at the University of the District of Columbia (UDC),
Howard University (EVP/COO), Jackson State University (JSU,
Sr VP and CFO), GulfSouth Capital (Founder and CEO), LeMaile
Stovall (Founder and Managing Member), McKinsey & Co (Sr
Engagement Manager), Southwestern Bell, AT&T Bell Labs &
Rockwell Intl.

Served on boards of Internet America (OTCBB: GEEK), Parkway
Properties (NYSE: PKY), Archipelago Learning (NASDAQ: ARCL),
JSU Development Foundation, Hope Credit Union, Downtown
Jackson Partners, Jackson Chamber of Commerce and MS
Symphony Orchestra. Have served as Chair of Audit, Compensation
and Governance Committees.

Specialties: - Communications technology
- Venture capital
- Early stage technology investor
- Management consultant
- Higher education
- Non-profit
- Operations
- Strategic Planning
- Turnarounds
- Equity and debt capital raise

Experience

Epicor Software

Board Member

November 2021 - Present (2 years 4 months)

United States

TEDCO

Chief Executive Officer

September 2020 - Present (3 years 6 months)

Columbia, Maryland, United States

TEDCO provides entrepreneurial funding, resources and connections such that early stage technology and life sciences firms thrive in Maryland. Responsible for strategic development, planning, program management, business development, government relations, quarterly and annual reports, periodic and annual Board meetings and the overall talent management of staff at TEDCO.

Hunter Lewis LLC

Strategic Advisor

September 2020 - Present (3 years 6 months)

LeMaile Stovall

Managing Member

April 2001 - Present (22 years 11 months)

Bowie, MD

Founded management consulting firm for for-profit and nonprofit firms focused on strategy, operational performance and fundraising.

Current efforts

• Leading the day-to-day staff efforts and strategic planning for GulfSouth Capital, including restructuring multi-million dollar private equity portfolio, developing long-term plan for 8,000 acre farm, developing plans for multi-million dollar oil and gas portfolio and overall management of all assets owned and/or affiliated with Ambassador John Palmer.

• Providing strategic consultation to the President of an HBCU and its campuses on how to address over $30M in budget cuts in last 3 years and develop a radical new model for the delivery of higher education.

• Developing the strategy for an activity-based cost software firm to enter the higher education market.

• Leading several multi-million dollar raises for mezzanine/late-stage firms.

Previous engagements

• Advised economic development agency for a major US city on strategy and grant development. Developed first Community Economic Development Strategy (CEDS) for the city and assisted in negotiations for several multi-million dollar funds to be used for development.
• Served as interim-CIO and interim-M&A Director while leading development of new information architecture, analyzed deal opportunities and provided counsel to Founder/CEO of a $20MM electronics manufacturer/assembler.
• Served as Director of Development for a 501(c) 3 organization dedicated to the recruitment and retention of more Blacks into engineering and technical fields, securing pledges or gifts over $2M over next 18 months.
• Advised three firms and a SBIC on fundraising: $1.5MM for a wireless application firm, $7MM for a wireless broadband service provider, $2M for a software application firm and SBIC focused on the SE.

SchoolStatus
Board Member
January 2015 - May 2021 (6 years 5 months)
Jackson, Mississippi, United States

DC Chamber of Commerce
Board Member
January 2017 - September 2020 (3 years 9 months)
Washington, District of Columbia, United States

Workforce Committee Chair

University of the District of Columbia
Executive Vice President/Chief Operating Officer
September 2015 - September 2020 (5 years 1 month)

Responsibilities include auxiliaries, capital construction, enrollment management, facilities, human resources, information technology, institutional effectiveness, procurement, online, and oversight of the Office of the CFO.

Zenith Education Group
Interim President
February 2015 - June 2015 (5 months)

Butler Snow Advisory Services, LLC
Principal
September 2013 - January 2015 (1 year 5 months)
Leading strategic consulting and transaction advisory firm

Archipelago Learning
Board Member
January 2011 - December 2012 (2 years)
Dallas, Texas, United States

NASDAQ: ARCL

Member of Audit and Compensation Committees

Parkway Properties
Board Member
January 2007 - December 2012 (6 years)
Jackson, Mississippi, United States

NYSE:PKY

Compensation Committee Chair

Member of Audit and Corporate Governance Committees

INTERNET AMÉRICA
Board Member
January 2004 - December 2012 (9 years)
Houston, Texas, United States

OTC:GEEK

Audit Committee Chair

Member of Compensation Committee

Howard University
Executive VP/COO
January 2010 - March 2012 (2 years 3 months)
Washington, DC

Reported to the President of an urban, research-intensive university with over 10,500 students, twelve schools/colleges, four campuses (including a hospital) and overall ~$900M operating budget.

• Responsible for public safety, facilities management, capital planning, construction, space management, sustainability, auxiliary services, human resources, sourcing, asset management, internal audit, enrollment management, information management, online courses and overall institutional effectiveness within a ~$130M budget.

• Served as Chair of the Operations Committee (OpCom), which is the cross-functional, decision-making entity at HU consisting of the most senior academic and operational officers at HU.

• Led efforts in benefits design and administration (resulting in ~$9M in savings), online courses (launching an online Executive MBA program

in Spr-2012), enrollment management (overhauled process to eliminate lines and increase customer service delivery), information architecture (reduced spending by $5M and raised service levels), capital planning/ campus revitalization (new campus master plan developed with $300M, 5-7 year facility renewal project; completed $30M in renovations to 6 facilities in less than 1 year), faculty renewal ($30M retirement incentive program), sustainability (reduced overall energy use by 14% in residence halls and in 2012 awarded 1st place in DC Campus Challenge involving American and George Washington Universities) and institutional effectiveness (significant changes in procurement, data integrity and enrollment management as well as changes in use of shared services expected to save $20-40M).
• Developed key strategic partnerships with corporations to fund/support academic and research enterprise.

Hope Community Credit Union
Board Member
January 2008 - December 2011 (4 years)
Jackson, Mississippi, United States

Investment Committee

Jackson State University
Senior Vice President, Finance & Operations
January 2004 - December 2009 (6 years)

State-supported university, with enrollment of 8500. $160M operating budget, with $200M in capital expenditures since 2000. 1600 faculty and staff.; Direct all financial functions, including budget, investments, grants, contract management, procurement, facilities and construction, accounting, student wellness, housing, food services, publications, and economic development ($100M+ in off-campus projects). Managed 400 staff.

Financial Accomplishments:
Forged debt re-negotiation, among 1st in US to accomplish without penalty, nominated for an innovation award, and ultimately saving $5M NPV in debt service payments.
Re-negotiated major university contracts, with significant projected cost savings, including 40-50% reduction in fleet lease expenditures, 25-30% in snack, bookstore, postal and publishing expenses.
Negotiated swap transaction generating upfront $2M payment to University Spearheaded collection rate increase from 88% to 98% for student tuition over 2 years.

Chaired ground-breaking committee on text-book pricing, producing well-received report.

Re-allocated University and Foundation portfolios, outpacing market over last 3 years.

Earned University's 1st A1 rating, since upgraded to Aa3.

Facilities Projects:

Led Educational Building Corporation as Executive Director, to construct nearly $100M in debt-issuance financed facilities. 75% projects earned state association awards for design/construction.

Garnered additional $100M in state-backed bonds for infrastructure and new facility construction and earned 1st LEED (Silver) state-funded facility in Mississippi.

Earned "Best Practices" awards for streamlining work order process, implementing online system and pioneering $1M energy efficiency projects and contracts, capturing $1.5M in savings.

.

SMU Lyle School of Engineering Electrical Engineering Department
Chairman Advisory Board
January 2001 - December 2005 (5 years)
Dallas, Texas, United States

GulfSouth Capital
Founder, President & CEO
January 1999 - January 2001 (2 years 1 month)

Investment management/economic development group managing $100M+ assets in GS Ventures, the Palmer Foundation for education/arts, and US Ambassador; Managed $1.3M budget. Provided due diligence, strategic advisement, and daily oversight of varied fund assets. Built staff of 7 talented professionals, dedicated to client's capital growth/management.

Co-authored Department of Commerce grant, creating $750K for CIT workforce development.

Led sourcing, due diligence, negotiations and monitoring GSV portfolio of 8 firms (total portfolio valuation of $100M, 2 of which have been purchased for 50% ROI).

Advised 6 portfolio firms on funding rounds/buyouts of $300M+ (all after March 2000 market downturn).

Chartered virtual firm and network of consultants to implement financial plans and economic development, including such innovative programs later adopted as part of "BluePrint MS".
Facilitated local, regional, state advisory board work, despite residence in Pennsylvania at the time.
Secured funding from private foundations and corporate sponsors, ranging from $200K to $300K for communications, information technology, and digital training/access across all curriculum levels.

McKinsey & Company
Senior Engagement Manager
January 1994 - January 1999 (5 years 1 month)

International management firm, providing services to enhance financial and organizational functioning, build/retain capital, develop curricula, and optimize implementation and operations.; Led multiple initiatives to assess strategic options, key markets, focus corporate resources, as well as pro bono efforts to develop organizational models for minority-owned and environmental firms.
Captured significant savings, ranging from $50M to $300M+, based on management re-design, infrastructure, and procedural revisions, created for client organizations.
Co-authored well-reviewed article on wireless data adoption
Enhanced profitability by revising business plan of major telecommunications service provider ($15M), and developing channel strategies for equipment/services sales (20% increase).
Led development of organizational model for $50B merger of 2 telecommunication service providers.

Southwestern Bell
Manager, Network Maintenance
January 1989 - August 1992 (3 years 8 months)

Several network management positions as a member of the Advanced Management Program.

SOUTHWESTERN BELL TELEPHONE
Network Manager, Engineer
January 1989 - May 1992 (3 years 5 months)

Design SONET networks, lead conversions digital switch conversions

AT&T BELL LABS
Software Engineer

May 1987 - December 1988 (1 year 8 months)

Develop maintenance diagnostic software for international 5ESS digital switch

ROCKWELL INTERNATIONAL COLLINS TRANSMISSION
SYSTEMS DIVISION
Software Engineer, Coop Student
May 1982 - May 1987 (5 years 1 month)

Developed 3 versions and provided primary customer support for line of
remote maintenance software and hardware for microwave sites

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Education

Harvard Business School
MBA, Business Admin · (1992 - 1994)

Stanford University
MS, Computer Science · (1987 - 1988)

Southern Methodist University
BS, Electrical Engineering · (1982 - 1987)